Mail Stop 3561

May 14, 2008

Ms. Mary E. Higgins
Chief Financial Officer
Herbst Gaming, Inc.
3440 West Russell Road
Las Vegas, NV 89118

      Re: Herbst Gaming, Inc.
              Form 10-K for the year ended December 31, 2006
              Filed April 2, 2007
              File No. 333-71094

Dear Ms. Higgins:

We have received your response letter dated April 23, 2008 and have the following additional comment. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

1. We note from your response in the letter dated April 23, 2008 that your valuation analysis for the Primm acquisition will be completed by the time you file the financial statements for the first quarter. We also note that you indicate the reason you were unable to finalized the valuation and allocations related to property, plant and equipment for either the Sands or Primm acquisitions prior to filing your Form 10-K was due to the Company's auditors not having completed their review of the results of the valuation analysis. Please note that paragraph 51(h) of SFAS No. 141 requires you to discuss the facts and reasons for the delay. In this regard, please provide as part of your next response to us, the underlying reasons causing the delay and your auditor's inability to complete their review of the purchase price allocation. Your response and revised disclosure should also address material changes made to your original purchase price

allocation for the Primm and Sands Acquisitions and the nature and reasons therefor; in accordance with paragraph 51(h) of SFAS No. 141. For example, we note from your disclosure in your Form 10-K for the fiscal year ended December 31, 2007 that significant amounts were allocated to intangible assets related to tradenames and loyalty programs which were not included as a part of your initial disclosure of the purchase price allocation. Please provide us with your revised disclosures which will be included in your form 10-Q for the quarter ended March 31, 2008. We may have further comment upon reviewing your response.

You may contact Effie Simpson at (202) 551-3346, or Jean Yu, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Mr. Paytre Topp, Counsel
(213) 229-6966